SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
(AMENDMENT NO. 1)

RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(e) OF
THE SECURITIES EXCHANGE ACT OF 1934

                                                            FOUR SEASONS HOTELS INC.
(Name of the Issuer)
FOUR SEASONS HOTELS INC.
FS ACQUISITION CORP.
KINGDOM HOTELS INTERNATIONAL
CASCADE INVESTMENT, L.L.C.
TRIPLES HOLDINGS LIMITED
ISADORE SHARP
                                                      HRH PRINCE ALWALEED BIN TALAL BIN ABDULAZIZ ALSAUD

(Names of Person(s) Filing Statement)

                                                                                                Limited Voting Shares
(Title of Class of Securities)

                                                                                                          3500E104
(CUSIP Number of Class of Securities)

Four Seasons Hotels Inc.	Cascade Investment, L.L.C.
1165 Leslie Street	2365 Carillon Point
Toronto, Ontario, Canada M3C 2K8	Kirkland, WA 98033
Attention: Sarah Cohen	Attention: Laurie A. Smiley, Esq.
(416) 449-1750	Irene Song, Esq.
Isadore Sharp / Triples Holdings Limited	(425) 889-7900
c/o Four Seasons Hotels Inc.
1165 Leslie Street	HRH Prince Alwaleed Bin Talal Bin
Toronto, Ontario, Canada M3C 2K8	Abdulaziz Alsaud
Attention: Sarah Cohen	c/o Kingdom Holding Company
(416) 449-1750	Kingdom Centre – Floor 66
P.O. Box 2
FS Acquisition Corp.	Riyadh 11321
c/o Cascade Investment, L.L.C.	Kingdom of Saudi Arabia
2365 Carillon Point	011-966-1-211-1111
Kirkland, WA 98033
c/o Kingdom Hotels International	Kingdom Hotels International
P.O. Box 309GT, George Town, Grand	P.O. Box 309GT
Cayman, Cayman Islands	George Town, Grand Cayman, Cayman
Islands
(345) 949 8066

___________________________________________________________________________________________________________________________________________
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)

With copies to
Wachtell Lipton Rosen & Katz		Cleary Gottlieb Steen & Hamilton LLP
51 W. 52nd Street		One Liberty Plaza
New York, New York 10019		New York, NY 10006
Attention: David A. Katz, Esq.		Attention: Christopher E. Austin, Esq.
Joshua R. Cammaker, Esq.		(212) 225-2000
(212) 403-1000

Ogilvy Renault	Hogan & Hartson L.L.P.
1981 McGill College Avenue	555 13th Street, N.W.
Montreal, Quebec, Canada H3A 3C1	Washington, D.C. 20004
Attention: Norman Steinberg, Esq.	Attention: Bruce W. Gilchrist, Esq.
(514) 847-4747	(202) 637-5600

Goodmans LLP	Osler, Hoskin & Harcourt LLP
250 Yonge Street	1221 Avenue of the Americas, 26th floor
Toronto, Ontario, Canada M5B 2M6	New York, New York
Attention: Jonathan Lampe, Esq.	Attention: Kevin D. Cramer, Esq.
(416) 979-2211	(212) 907-0537

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:	☐
Check the following box if the filing is a final amendment reporting the results of the transaction:	☐

                                                                                            Calculation of Filing Fee
Transaction valuation*                          $3,148,722,452.00                      Amount of filing fee                                                   $96,665.78

*	Calculated solely for the purpose of determining the filing fee. The filing fee was determined by adding (x) the product of (I) the
33,681,238 Limited Voting Shares and 3,725,698 Variable Multiple Voting Shares convertible into Limited Voting Shares that are proposed to be acquired in the arrangement and (II) the consideration of $82.00 in cash per Limited Voting Share, plus (y)
$81,353,700 expected to be paid to holders of 3,644,879 options to purchase Limited Voting Shares with an exercise price of less than
$82.00 per share in exchange for cancellation of such options ((x) and (y) together, the “Total Consideration”). The payment of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b), was calculated by multiplying the Total Consideration by
.0000307.
☑	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $96,665.78
Form or Registration Number: Schedule 13E-3, File No. 005-52609
Filing Party: Four Seasons Hotels Inc., FS Acquisition Corp., Kingdom Hotels International, Isadore Sharp, HRH Prince Alwaleed Bin
Talal Bin Abdulaziz Alsaud, Triples Holdings Limited and Cascade Investment, L.L.C.
Date Filed: February 27, 2007

Introduction

           This Amendment No. 1 to the Rule 13E-3 Transaction Statement on Schedule 13E-3 (“Amendment No. 1”) amends and supplements the Schedule 13E-3 filed with the Securities and Exchange Commission (the “SEC”) by Four Seasons Hotels Inc., an Ontario, Canada corporation (the “Company”), FS Acquisition Corp., a company incorporated under the laws of the Province of British Columbia (“Purchaser”), Kingdom Hotels International, Isadore Sharp, HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud, Triples Holdings Limited and Cascade Investment, L.L.C. (together with the Company and Purchaser, the “Filing Persons”) on February 27, 2007 (the “Original 13E-3”).

           This Transaction Statement relates to the Acquisition Agreement, dated February 9, 2007 (the “Acquisition Agreement”), by and between the Company and Purchaser and the related plan of arrangement (the “Plan of Arrangement”).  A form of the management information circular was filed as Exhibit (a)(1) to the Original 13E-3.  The management information circular dated March 5, 2005 (the “Circular”) pursuant to which the Company’s board of directors is soliciting proxies from shareholders of the Company in connection with a shareholder meeting to be held on April 5, 2007 to approve the Plan of Arrangement, in the form mailed to shareholders, was previously filed on Form 6-K and is filed as Exhibit (a)(6) to this Amendment No.1.

           Pursuant to General Instruction F to Schedule 13E-3, the information in the Circular, including all annexes, exhibits and appendices thereto, is expressly incorporated by reference herein in its entirety.  To the extent information contained in a section of the Circular is modified below within a particular Item of this Amendment No.1, all references to such section of the Circular in any other Item of the Schedule 13E-3, as amended, shall be to such section of the Circular as so modified.

           All information contained in, or incorporated by reference into, this Transaction Statement concerning each Filing Person was supplied by such Filing Person, and no other Filing Person, including the Company, takes responsibility for the accuracy of such information as it relates to any other Filing Person.

           The filing of this Statement shall not be construed as an admission by any Filing Person or by any affiliate of a Filing Person, that the Company is “controlled” by any other Filing Person, or that any other Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

           The information set forth in the section of the Circular entitled “Summary Term Sheet – Interests of Directors, Executive Officers and Others in the Arrangement” is supplemented by disclosing that:

·	The amount of the payment referenced in the third bullet of such section to be made by
Kingdom to the hotel advisory firm of which Messrs. Henry and Turner are principals is
US$600,000.

·	The aggregate amount to be received by directors and executive officers in respect of the
Options the vesting of which has been accelerated, as set forth in the fifth bullet of such section, is approximately US$4,280,830 (with the exercise prices of the Options in

Canadian dollars translated into U.S. dollars at the noon rate on February 13, 2007, as quoted by the Bank of Canada, of Cdn.$1.1686 equal US$1.00).

           The information set forth in the sections of the Circular entitled “Summary Term Sheet – Certain Canadian Federal Income Tax Considerations” and “Summary Term Sheet – Certain United States Federal Income Tax Considerations” is modified so that the word “certain” in the headings of such sections and within such sections is replaced with “material”.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

           The information set forth in the section of the Circular entitled “Special factors – Background to the Proposal” is supplemented by disclosing that the potential investor referred to in the fifth paragraph on page 14 of the Circular advised senior management within the week following the May 11 meeting that, as a result of a change in its investment parameters, it had concluded that it could not participate in a transaction through which FSHI would be taken private.

           The information set forth in the section of the Circular entitled “Special Factors – Background to the Arrangement” is supplemented by disclosing, in connection with the last paragraph on page 17, that

The key factors cited by Marsico were: that recent renovations at more than seven hotels/properties had temporarily disrupted FSHI's incentive fee income streams; that the revenue streams will be restored or enhanced due to property improvements; that Macau Four Seasons condominium sales should generate gains to FSHI of more than $30 million by 2008; that increased average daily room rate and higher occupancy projections should enable FSHI to experience significant margin improvement during the next two years, with the distinct possibility that margins may reach or surpass peak levels achieved in late-2000; that margin improvement would serve as a major catalyst for producing significant gains in FSHI's earnings; that the pipeline of future FSHI hotel projects is increasingly compelling and is superior to the rest of the industry; that the mix of the FSHI pipeline is changing and will positively impact FSHI's valuation; that more lucrative contracts will be coming from the Middle East where incentive fees are triple the rate for US incentive fees; that capitalization rates on FSHI-managed hotels and properties are among the lowest in the industry; that the potential for mixed-use development, condominium sales and residence clubs near FSHI hotels driven by changing demographics, global wealth creation and emergence of a middle class in many developing economies will continue to present FSHI with tremendous long-term opportunities; and that FSHI is in a unique position in having extraordinary pricing power.

Marsico did not provide any valuation information in its November 16, 2006 written submission. In the course of the December 7, 2006 teleconference, a representative of Marsico estimated the enterprise value of FSHI to be approximately $4.0 billion, based on a multiple of 30x peak EBITDA (as described in the Circular) of $134 million. Marsico's enterprise value of $4.0 billion results in an implicit fully-diluted value of approximately $93.00 per Limited Voting Share, assuming that (1) the estimated enterprise value did not include FSHI's cash on hand of $254 million in the third quarter of 2006, (2) a reduction in enterprise value based on an estimated payment to Mr. Sharp of $333 million under the Long-Term Incentive Plan (based on the implicit per share price in a $4.0 billion enterprise value) and (3) conversion of the convertible notes and options, resulting in a total number of shares outstanding of approximately 42,184,000. The Marsico representative further indicated that Marsico’s analysis did not include any additional funds related to the potential to optimize the capital structure of FSHI, the book value of certain advances or any upside that might be derived from FSHI's ownership in certain properties. Marsico indicated that its analysis was limited to publicly-available information and certain assumptions related to material business operations and that Marsico did not have the benefit of management forecasts.

Subsequent to the December 7, 2006 teleconference, there were no substantive communications between the Special Committee or its representatives and Marsico representatives. In subsequent conversations, representatives of Marsico did advise management of the Company that Marsico believed that the discount rate used by Merrill Lynch was too high and, given Marsico’s view of the long-term prospects of the Company, Marsico believed that the US$82.00 offer price per Limited Voting Share substantially undervalued the Company’s longer-term stock price potential and, on behalf of its clients, it preferred to remain a passive shareholder of the Company and currently intended to vote the Limited Voting Shares in respect of which it had voting power against the Arrangement Resolution.

Item 7. Purposes, Alternatives, Reasons and Effects

           The information set forth in the section of the Circular entitled “Special Factors – Position of the Special Committee as to Fairness” is supplemented by disclosing that:

In the course of reaching its decision to recommend to the Board that it approve the Arrangement, the Special Committee did not consider the liquidation value of FSHI's assets because it considers FSHI to be a viable going concern business. Further, the Special Committee did not consider the net book value, which is an accounting concept, as a factor because it believed that net book value is not a material indicator of the value of FSHI as a going concern but rather is indicative of historical costs. The net book value of FSHI is substantially below the US$82.00 offer price per Limited Voting Share.

           The information set forth in the section of the Circular entitled “Special Factors – Background to the Arrangement” is supplemented by disclosing that:

The Special Committee has expressly adopted the analysis and the opinion of Merrill Lynch, among other factors considered, in reaching its determination.

           The information set forth in the section of the Circular entitled “Special Factors – Position of the Special Committee as to Fairness” is supplemented by disclosing, in connection with the sixth bullet on page 21, that:

The opinion confirmed for the Special Committee that the payment to be made to Mr. Sharp was legally due and owing to him pursuant to the Long-Term Incentive Plan upon the consummation of the Arrangement. The Long-Term Incentive Plan was approved by the shareholders of FSHI on December 19, 1989 in connection with Mr. Sharp's surrendering certain options and the right to receive additional options as described under "Interests of Directors, Executive Officers and Others in the Arrangement – Long-Term Incentive Plan.

           The information set forth in the sections of the Circular entitled “Special Factors – Reasons for the Arrangement from the Perspective of the Purchaser, Kingdom, Cascade, Triples and Mr. Sharp” and

“Special Factors – Position of the Purchaser, Mr. Sharp, Kingdom and Cascade Regarding Fairness of the Arrangement” is supplemented by clarifying that the definition of “Kingdom” in the Circular means:

Kingdom Hotels International, a company existing under the laws of the Cayman Islands, either separately or together with its subsidiaries and HRH Prince Alwaleed, as the context may require. For purposes of the sections of the Circular entitled "Reasons for the Arrangement from the Perspective of the Purchaser, Kingdom, Cascade, Triples and Mr. Sharp" and "Position of the Purchaser, Mr. Sharp, Triples, Kingdom and Cascade Regarding Fairness of the Arrangement," except in the third bullet of such section where "Kingdom" refers only to "Kingdom Hotels International," references to Kingdom shall also be deemed to refer to HRH Prince Alwaleed.

           The information set forth in the section of the Circular entitled “Special Factors – Independent Valuation and Fairness Opinion – Scope of Review” is supplemented by disclosing that:

Information regarding the projections relied upon by Merrill Lynch can be found in the Valuation and Fairness Opinion (the full text of which is attached as Appendix C to the Circular) under the caption, “FSHI Management Forecast.”

           The information set forth in the sections of the Circular entitled “Certain Tax Considerations For Shareholders – Certain Canadian Federal Income Tax Considerations” and “Certain Tax Considerations For Shareholders – Certain United States Federal Income Tax Considerations” is modified so that the word “certain” in the headings of such sections and within such sections is replaced with “material”.

Item 13. Financial Statements

           The information set forth in the section of the Circular entitled “Information Concerning FSHI – Historical Selected Financial Data – Financial Statements and Reconciliation of Interim Statements to U.S. Generally Accepted Accounting Principles” is supplemented by disclosing:

           FSHI's Annual Report on Form 40-F for the year ended December 31, 2006 was filed with the SEC on March 12, 2007.

           FSHI's Annual Information Form was filed with the Canadian provincial securities regulatory authorities on March 12, 2007.

           The information set forth in the section of the Circular entitled “Information Concerning FSHI – Historical Selected Financial Data – Ratio of Earnings (Loss) to Fixed Charges and Book Value Per Share” is supplemented by disclosing:

           The following table contains the computation of ratio of earnings (loss) to fixed charges and book value per share of FSHI, under GAAP, for the period indicated.

Year Ended
December 31, 2006
(US$000’s)

Ratio of Earnings (Loss) to Fixed Charges:
Earnings (loss):
Earnings (loss) before income taxes	$ 69,207
Fixed charges	14,910
$ 84,117

Fixed charges:
Interest expense	$ 14,910

Ratio of earnings (loss) to fixed charges	5.6x

As at
December 31, 2006
(US$000’s, except per
share amount)
Book Value Per Share:
Book value of equity	$ 648,475

Outstanding shares	37,387,336

Book value per share	$ 17.34

           The following table contains the computation of ratio of earnings (loss) to fixed charges and book value per share of FSHI, under US generally accepted accounting principles, for the period indicated.

Year Ended
December 31, 2006
(US$000’s)
Ratio of Earnings (Loss) to Fixed Charges:
Earnings (loss):
Earnings (loss) before income taxes	$ 100,486
Fixed charges	8,058
Distributed income of equity investees	352
$ 108,896

Fixed charges:
Interest expense	$ 8,058

Ratio of earnings (loss) to fixed charges	13.5x

As at
December 31, 2006
(US$000’s, except per
share amount)
Book Value Per Share:
Book value of equity	$ 589,950

Outstanding shares	37,387,336

Book value per share	$ 15.78

Item 15. Additional Information

           The information set forth in the sections of the Circular entitled “Summary Term Sheet – Court and Regulatory Approvals” and “Principal Legal Matters – Principal Regulatory Matters” is supplemented by disclosing that, on March 21, 2007, early termination of the HSR waiting period was granted.

Item 16. Exhibits

(a)(6)	Management Information Circular of Four Seasons Hotels Inc., dated March 5, 2007 as distributed to shareholders. (Incorporated by reference to Exhibit 99.1 to the Company’s
March 15, 2007 Report on Form 6-K).

SIGNATURE

           After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of March 21, 2007

FOUR SEASONS HOTELS INC.

By: /s/ Craig Reith
Name: Craig Reith
Title: VP Finance and Treasurer

By: /s/ Randolph Weisz
Name: Randolph Weisz
Title: Executive Vice President

FS ACQUISITION CORP.

By: /s/ Charles S. Henry
Name: Charles S. Henry
Title: Director

KINGDOM HOTELS INTERNATIONAL

By: /s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
Name: HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud

CASCADE INVESTMENT, L.L.C.

By: /s/ Michael Larson
Name: Michael Larson
Title: Business Manager

TRIPLES HOLDINGS LIMITED

By: /s/ Isadore Sharp
Name: Isadore Sharp

/s/ Isadore Sharp
ISADORE SHARP

/s/ HRH Prince Alwaleed Bin Talal Bin Abdulaziz Alsaud
HRH PRINCE ALWALEED BIN TALAL BIN
ABDULAZIZ ALSAUD